NEWS RELEASE

High Grade Silver Mineralization Discovered On Porvenir Dos Property; Drilling
Update on Guanacevi Project, Durango, Mexico

March 2, 2006, - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF:PNK, and EJD: FSE) announces the discovery of high grade silver mineralization by drilling on the Porvenir Dos property, part of Endeavour’s Guanacevi Project in Durango, Mexico. Porvenir Dos is located adjacent to and northwest of Endeavour’s new North Porvenir silver mine, and covers more than 1 km of prospective strike length along the Santa Cruz vein system.

High silver grades were intersected over mineable vein widths in several drill holes over a 200 m length down to 200 m deep open in all directions. Results include 484 gpt silver over 5.60 m (15.5 opt silver equiv. over 18.4 ft) in hole PD 36-2 and 3489 gpt silver over 1.20 m (109.1 opt silver equiv. over 3.9 ft) in hole PD 36-3. Drilling highlights are as follows:

Porvenir Dos Drill Results

					Ag Equiv
Hole No.	Core Length (m)	(ft)	Silver (gpt)	Gold (gpt)	(gpt)	(opt)
PD35-1	4.30	14.11	480	0.88	533	15.5
PD36-1	4.10	13.45	419	1.19	490	14.3
PD36-2	5.60	18.37	484	0.80	532	15.5
incl.	0.55	1.80	2646	2.78	2813	81.8
and	0.20	0.66	1376	1.06	1440	41.9
PD36-3	1.55	5.09	276	0.43	302	8.8
and	1.20	3.94	3489	4.20	3741	108.8
PD36-4	1.15	3.77	228	0.55	261	7.6
and	1.45	4.76	743	0.74	787	22.9
PD37-1	3.90	12.80	484	0.75	529	15.4
and	2.10	6.89	232	0.34	252	7.3
PD37-2	4.45	14.60	519	0.92	574	16.7
PD37-3	1.00	3.28	328	1.20	400	11.6
and	1.05	3.44	345	0.71	388	11.3

PD38-1	2.10	6.89	407	1.04	469	13.7
incl.	0.20	0.66	1762	2.47	1910	55.5

True widths are typically 70 to 90% of core lengths.
Silver equivalent grades are calculated on the basis of a 60 silver: 1 gold ratio

Porvenir Dos represents the fourth discovery of high-grade silver mineralization on Endeavour properties covering more than 4 km of prospective strike length on the Santa Cruz vein. Four drills are currently working at the Guanacevi Project on the Porvenir Dos, North Porvenir , El Porvenir and Deep Santa Cruz mineralized zones. Drill holes are spaced at 50 m intervals along strike and down dip.

Additional drill intercepts of broad vein widths and good silver grades were intersected in several holes on the El Porvenir property, including 209 gpt silver over 7.40 m (6.8 opt silver equiv. over 24.3 ft) in hole NP10-B and 576 gpt silver over 3.35 m(18.4 opt silver equiv. over 11.0 ft) in hole NP16-B. Results are as follows:

El Porvenir Drill Results

					Ag Equiv
Hole No.	Core Length (m)	(ft)	Silver (gpt)	Gold (gpt)	(gpt)	(opt)
NP10-B	7.40	24.28	209	0.42	234	6.8
NP11-D	3.00	9.84	306	0.57	340	9.9
NP12-A	2.05	6.73	205	0.37	227	6.6
NP12-B	1.80	5.91	212	1.15	281	8.2
and	2.75	9.02	603	0.86	655	19.0
NP14-A	1.90	6.23	445	0.87	497	14.5
NP14-B	2.60	8.53	306	0.77	352	10.2
NP14-C	3.30	10.83	312	1.18	383	11.1
NP15-C	4.00	13.12	240	0.41	265	7.7
NP16-B	3.35	10.99	576	0.93	632	18.4
incl.	1.70	5.58	1169	1.70	1271	37.0
NP17-A	2.20	7.22	543	0.45	570	16.6
NP17-B	3.45	11.32	401	0.77	447	13.0
and	4.00	13.12	261	0.36	283	8.2

True widths are typically 70 to 90% of core lengths.
Silver equivalent grades are calculated on the basis of a 60 silver: 1 gold ratio

These holes successfully extend the high-grade silver mineralization from the North Porvenir mine up-dip onto El Porvenir. Mine development of the El Porvenir portion of the North Porvenir mine is already underway and production should commence in Q2, 2006.

Deep drilling at the north end of the North Porvenir mine has successfully extended the high grade silver mineralization to depths of 250 m below surface and 50 m below the lowest mine level 400, still open at depth. New results include 423 gpt over 5.20 m (13.6 opt silver equiv. over 17.1 ft) in hole NP19-3, as follows:

North Porvenir Drill Results

					Ag Equiv
Hole No.	Core Length (m)	(ft)	Silver (gpt)	Gold (gpt)	(gpt)	(opt)
NP15-3	4.70	15.42	311	1.22	384	11.2
NP17-3	4.35	14.27	221	0.41	246	7.1
NP18-3	1.45	4.76	330	0.43	356	10.3
and	1.15	3.77	760	1.45	847	24.6
NP19-2	1.25	4.10	319	1.84	429	12.5
and	4.20	13.78	206	0.40	230	6.7
and	1.35	4.43	574	0.45	601	17.5
NP19-3	5.20	17.06	423	0.73	467	13.6
and	2.00	6.56	313	0.67	353	10.3

True widths are typically 70 to 90% of core lengths.
Silver equivalent grades are calculated on the basis of a 60 silver: 1 gold ratio

Deep drilling at the Santa Cruz mine has also outlined the down-dip extension of high-grade mineralization below the lowest mine level #13. Additional results include seven intercepts grading up to 2101 gpt silver over 1.05 m (66.4 opt silver equiv. over 3.4 ft) in hole DSC1-8G, as follows:

Deep Santa Cruz Drill Results

					Ag Equiv

Hole No.	Core Length (m)	(ft)	Silver (gpt)	Gold (gpt)	(gpt)	(opt)

DSC1-8	1.15	3.77	284	0.65	323	9.4
and	2.35	7.71	318	0.89	371	10.8
and	0.95	3.12	1089	7.06	1513	44.0
and	2.95	9.68	1903	2.95	2080	60.5
and	1.95	6.40	329	0.28	346	10.1
and	1.05	3.44	2101	2.92	2276	66.2
and	0.60	1.97	1664	0.96	1722	50.1

DSC1-10	1.00	3.28	243	0.90	297	8.6

DSC1-12	0.70	2.30	632	0.70	674	19.6
and	2.95	9.68	390	0.61	427	12.4

True widths are typically 70 to 90% of core lengths.
Silver equivalent grades are calculated on the basis of a 60 silver: 1 gold ratio

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

The 300 m deep inclined Santa Cruz shaft has been refurbished and two cross-cuts were extended into the hanging wall rocks to act as drill platforms for the deep drilling. Once it is completed, Endeavour plans to assess the potential to bring the Deep Santa Cruz mineralization into production in Q4, 2006.

An updated N.I. 43-101 resource estimate is now being prepared for release in March. Endeavour anticipates a significant increase in resources and reserves will result from the aggressive drilling programs carried out over the past year.

Bradford Cooke, Chairman and C.E.O., stated “These latest drill results confirm our view that the Santa Cruz vein system is a prolific host for high grade silver ore bodies. The new Porvenir Dos discovery is simply further evidence that the entire Guanacevi district is prospective for exploration.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All samples are split by Endeavour personnel at the Guanacevi camp, assayed at the Guanacevi plant, and the blanks and duplicates are then driven to Durango where they are given to BSI Inspectorate Lab in Durango. Pulps are air freighted to Reno, Nevada for analysis at BSI, Reno laboratory. Samples are dried, crushed and split and a 30 gram sub sample is taken for analysis. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish. True widths are typically 70 to 90% of core lengths. Silver equivalent grades are calculated on the basis of a 60 silver: 1 gold ratio.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should develop Endeavour into one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Endeavour
Silver Corp.
EDR:TSX
Porvenir Dos
Long Section
2500 elev.
2400 elev.
2300 elev.
2200 elev.
2100 elev.
PD38-1
PD37-1
PD36-1
PD35-1
PD34-1
PD33-1
PD33-2
PD37-2
PD38-2
PD36-2
PD35-2
PD34-2
PD32-1
PD37-3
PD36-3
PD35-3A
PD34-3
PD35-3
PD33-3
PD36-4
PD35-4
PD34-4
PD32-2
PD 34-5
EXPLANATION
SCALE
0 25 50 100 200
Metros

NP 14A
NP 12A
NP 11-A
NP 11-C
NP 13-A
NP 10-D
NP 9-A
NP 8-A
NP 17A
NP 16-A
NP 14B
NP 13-B
NP 12B
NP 11-B
NP 11D
NP 10B
NP 8-B
NP 17B
NP 16B
NP 15-B
NP 14C
NP 10-A
NP 19-2
NP 19-3
NP 17-3
NP 18-3
NP 15-3
NP 14-3
NP 19-3 Footwall vein
NP 19-4
OPEN
2006 RESOURCE ESTIMATE
EXPLANATION
FINISHED WITH ASSAYS RESULTS
FINISHED WAITING ASSAYS RESULTS
IN PROGRESS
IN PROGRAM
SCALE
0 25 50 100 200
Metros
Endeavour Silver Corp. EDR:TSX
North Porvenir Mine
Long Section